UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Neuronetics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64131A 105

(CUSIP Number)

November 11, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*                 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64131A 105		13G/A

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) ONSET IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 277,370 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 277,370 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 277,370 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.49% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)

This Amendment No. 1 to Schedule 13G (the “Amended Schedule 13G”) is filed by ONSET IV, L.P. (“ONSETIV”), ONSET IV Management LLC (“ONSETIVM”), Terry L. Opdendyk and Robert F. Kuhling, Jr. (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Amended Schedule 13G.

(2)

The shares are held directly by ONSETIV. ONSETIVM serves as the sole general partner of ONSETIV. ONSETIVM does not directly own any securities of the Issuer. Terry L. Opdendyk and Robert F. Kuhling, Jr. may be deemed to have shared power to vote  or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by ONSETIV but disclaim beneficial ownership thereof except to the extent of their pecuniary interest therein.  This number reflects beneficial ownership of shares of the Issuer as of November 11, 2019.

(3)

This calculation is based on 18,632,268 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-38546) filed with the Securities and Exchange Commission on November 5, 2019.

CUSIP No. 64131A 105		13G/A

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) ONSET IV Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 277,370 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 277,370 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 277,370 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.49% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Amended Schedule 13G.
(2)

The shares are held directly by ONSETIV. ONSETIVM serves as the sole general partner of ONSETIV. ONSETIVM does not directly own any securities of the Issuer. Terry L. Opdendyk and Robert F. Kuhling, Jr. may be deemed to have shared power to vote  or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by ONSETIV but disclaim beneficial ownership thereof except to the extent of their pecuniary interest therein.  This number reflects beneficial ownership of shares of the Issuer as of November 11, 2019.

(3)

This calculation is based on 18,632,268 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-38546) filed with the Securities and Exchange Commission on November 5, 2019.

CUSIP No. 64131A 105		13G/A

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Terry L. Opdendyk

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 277,370 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 277,370 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 277,370 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.49% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Amended Schedule 13G.
(2)

The shares are held directly by ONSETIV. ONSETIVM serves as the sole general partner of ONSETIV. ONSETIVM does not directly own any securities of the Issuer. Terry L. Opdendyk and Robert F. Kuhling, Jr. may be deemed to have shared power to vote  or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by ONSETIV but disclaim beneficial ownership thereof except to the extent of their pecuniary interest therein.  This number reflects beneficial ownership of shares of the Issuer as of November 11, 2019.

(3)

This calculation is based on 18,632,268 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-38546) filed with the Securities and Exchange Commission on November 5, 2019.

CUSIP No. 64131A 105		13G/A

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Robert F. Kuhling, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 277,370 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 277,370 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 277,370 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.49% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Amended Schedule 13G.
(2)

The shares are held directly by ONSETIV. ONSETIVM serves as the sole general partner of ONSETIV. ONSETIVM does not directly own any securities of the Issuer. Terry L. Opdendyk and Robert F. Kuhling, Jr. may be deemed to have shared power to vote  or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by ONSETIV but disclaim beneficial ownership thereof except to the extent of their pecuniary interest therein.  This number reflects beneficial ownership of shares of the Issuer as of November 11, 2019.

(3)

This calculation is based on 18,632,268 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-38546) filed with the Securities and Exchange Commission on November 5, 2019.

CUSIP No. 64131A 105		13G/A

Item 1.
	(a)	Name of Issuer Neuronetics, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 3222 Phoenixville Pike, Malvern, PA 19355

Item 2.
	(a)	Name of Person Filing ONSET IV, L.P. (“ONSETIV”) ONSET IV Management, L.L.C. (“ONSETIVM”) Terry L. Opdendyk (“Opdendyk”) Robert F. Kuhling, Jr. (“Kuhling”)
	(b)	Address of the Principal Office or, if none, Residence 2400 Sand Hill Road, Suite 150 Menlo Park, California 94025
	(c)	Citizenship Entities: ONSETIV — Delaware ONSETIVM - Delaware Individuals: Opdendyk — United States of America Kuhling — United States of America
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share.
	(e)	CUSIP Number 64131A 105

Item 3.
Not applicable.

CUSIP No. 64131A 105	13G/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

This information is provided with respect to shares of the Issuer beneficially owned as of November 11, 2019 and shares outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-38546) filed with the Securities and Exchange Commission on November 5, 2019.

(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person
(b) Percent of class: See Row 11 of cover page for each Reporting Person
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreement of ONSETIV and the limited liability company agreement of ONSETIVM, the general and limited partners of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The response to Item 2(a) is incorporated herein by reference. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 64131A 105	13G/A

Item 10.	Certifications.
Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated: November 26, 2019

ONSET IV, L.P.

By: ONSET IV Management, LLC
Its: General Partner

By:	/s/ Terry L. Opdendyk
Terry L. Opdendyk
Managing Director of the General Partner

By:	/s/ Robert F. Kuhling, Jr.
Robert F. Kuhling, Jr.
Managing Director of the General Partner

ONSET IV Management, LLC

By:	/s/ Terry L. Opdendyk
Terry L. Opdendyk
Managing Director of the General Partner

By:	/s/ Robert F. Kuhling, Jr.
Robert F. Kuhling, Jr.
Managing Director of the General Partner

/s/ Terry L. Opdendyk
Terry L. Opdendyk

/s/ Robert F. Kuhling, Jr.
Robert F. Kuhling, Jr.

EXHIBITS

A-            Joint Filing Statement